Exhibit 99.1

SUZANO S.A.

Publicly-held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

(“Meeting”)

1.            Date, Time and Place: December 12, 2019, at 2:30 p.m., at the branch of Suzano S.A. (“Company” or “Suzano”) located at Avenida Brigadeiro Faria Lima, 1355, 8º andar, in the city of São Paulo, State of São Paulo, CEP 01452-919, the Board of Directors held a meeting.

2.            Call Notice and Attendance: The following Board Members attended the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman), Daniel Feffer (Vice Chairman), Antonio de Souza Corrêa Meyer (Board Member), Jorge Feffer (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member) and Ana Paula Pessoa (Board Member). Mr. Pablo Machado, Director of Relations and Legal Management of the Company was invited to hold the presentation.

3.            Chairman and Secretary: Mr. David Feffer chaired the Meeting and Mr. Vitor Tumonis was the secretary.

4.            Agenda: To resolve on: (i) the opinion prepared by the Company’s Board of Directors, pursuant to Guidance Opinion No. 38/2019 of the Brazilian Securities and Exchange Commission (“CVM”); and (ii) the proposal to amend the Company’s Bylaws to provide for the granting of indemnity to management, to be submitted to the shareholders for approval at the General Shareholders’ Meeting of the period of 2020.

5.            Presentation of Discussion: Once requested, Mr. Pablo Machado stressed the importance and the need for the Company to implement management protection mechanisms that allow the appropriate decision-making of its members, while facilitating the recruiting and retaining of qualified executives in the Company’s staff. After the presentation, the members of the Board of Directors were given the necessary clarifications on the topics presented, and there were no objections to what was presented or clarified.

6.            Minutes in Summary Form: The Board Members unanimously resolved to draw up the minutes in summary form.

7.            Resolutions: The Directors, unanimously and without exception, approved:

7.1          the opinion prepared by the Company’s Executive Board, pursuant to Guidance Opinion No. 38/2019 of CVM, which sets forth the grounds on which it is believed that the terms and conditions fixed in the standard agreement model mitigate the risks of conflict of interest and meet the interests of the Company; and

7.2          the proposal, to be submitted to the General Shareholders’ Meeting of 2020, for the insertion of a provision in the Company’s Bylaws, in order to provide for the possibility of the Company entering into indemnity agreements with the persons indicated in the list of beneficiaries, as described below:

Article 12 - The Company may enter into indemnity agreements with the members of the Board of Directors, the Executive Board, all other employees and agents acting legally by delegation of the Company’s managers and with other persons that come to be approved by the Board, even if they have already left the Company, in order to cover certain expenses related to arbitral, judicial or administrative proceedings involving acts performed in the period in which they held such positions and/or functions in the Company and as part of their assignments or powers, from the date of their investiture or the beginning of the contractual relationship with the Company.

Paragraph One - The indemnity agreement may provide for the advance of expenses by the Company to its beneficiaries, in order to safeguard the defense in judicial and administrative proceedings, arising from acts performed for their regular duties in the Company or its direct or indirect subsidiaries, according to the conditions established in the indemnity agreement.

Paragraph Two - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in the cases in which, after a final decision with no right of appeal, it is proved that the act performed by the beneficiary is not liable to indemnity, pursuant to the indemnity agreement.

Paragraph Three - Indemnity agreements shall not include:

I- acts performed outside the performance of the assignments or powers of their signatories;

II- acts with bad faith, deceit, gross negligence or fraud;

III- acts performed in one’s own or third party’s interests, to the detriment of the company’s corporate interest;

IV- indemnities arising from social action provided for in Art. 159 of Law No. 6.404/76 or compensation for losses referred to in art. 11, § 5, II of Law No. 6.385, of December 7, 1976; or

V- other cases provided for in the indemnity agreement.

7.3          record that the opinion prepared by the Company’s Executive Board referred to above took into consideration the standard model proposals for indemnity agreements subject to the execution of the Company and the list of beneficiaries of these agreements, proposals that will be considered by this Board of Directors in due course after (and if) approved by the shareholders the amendment of the Company’s Articles of Incorporation referred to in item 7.2. above.

8.            Closing: There being no further business, the Meeting was ended. The minutes of the Meeting were prepared, read and approved by all the attending Board Members. Signatures. Board: David Feffer - Chairman; Vitor Tumonis - Secretary. Board Members: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman), Daniel Feffer (Vice Chairman), Antonio de Souza Corrêa Meyer (Board Member), Jorge Feffer (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member) and Ana Paula Pessoa (Board Member).

These minutes are a true copy of the original drawn up in the proper book.

São Paulo, SP, December 12, 2019.

Vitor Tumonis
Secretary